HERRICK
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

August 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Nostalgia Family Brands, Inc. Form S-1 (Registration No.: 333-181652)

Ladies and Gentlemen:

On behalf of our client, Nostalgia Family Brands, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 2 to Form S-1 (the “Amendment”) to register an aggregate of 3,000,000 shares of the common stock, par value $0.001 per share, of the Company. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 26, 2012 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on July 9, 2012 (the “Form S-1”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form S-1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

General

1.	We note your response to prior comment 1, and your revised disclosure that you will lose your emerging growth company status upon the earliest of certain dates, including the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, the Jumpstart Our Business Startups Act provides that an issuer will lose emerging growth company status on the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement. Please revise.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on pages 1 and 10 of the Amendment.

2.	We note that you have not responded to a portion of prior comment 1, so we reissue such comment in part. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We respectfully advise the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors that are qualified institutional buyers or institutional accredited investor. Furthermore, there are no brokers or dealers participating or that will participate in the offering contemplated by the prospectus that forms a part of the Amendment, and accordingly there are no research reports about the Company being published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in such offering. Please see the additional disclosure found on pages 1 and 10 of the Amendment.

3.	We note that the legality opinion does not include a conformed signature by counsel. Please file a revised legality opinion that reflects, if true, that counsel has signed the opinion.

Effect has been given to the Staff’s comments. Please see the opinion of counsel re-filed with the Amendment as Exhibit 5.1.

*     *     *     *     *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
Stephen E. Fox

cc:	Securities and Exchange Commission
Paul Monsour, Staff Attorney
Laura Nicholson, Staff Attorney